BC FORM 53-901F
(Previously Form 27)
MATERIAL CHANGE REPORT UNDER SECTION 85(1)
OF THE SECURITIES ACT (BRITISH COLUMBIA)

Item 1	Reporting Issuer

White Knight Resources Ltd. (the “Company”)
Suite 922, 510 West Hastings Street
Vancouver, BC V6B 1L8
Telephone: (604) 681-4462

Item 2	Date of Material Change

February 15, 2006

Item 3	Press Release

Date of Issuance: February 15, 2006
Place of Issuance: Vancouver, British Columbia

The news release was distributed through CCN Matthews, Market News and Stockwatch.

Item 4	Summary of Material Change

The Company announces final drilling results at its Gold Pick project, Nevada.

Item 5	Full Description of Material Change

See attached press release

Item 6	Reliance on Section 85 (2) of the Act

N/A

Item 7	Omitted Information

N/A

Item 8	Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Gordon P. Leask, Director
Telephone: (604) 681-4462

Item 9	Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 15th day of February, 2006.

”Megan Cameron-Jones”
Signature

Megan Cameron-Jones
Name

Director
Position

Vancouver, BC
Place of Declaration

White Knight Resources Ltd.
Suite 922, 510 West Hastings Street
Vancouver, BC V6B 1L8
Tel: (604) 681-4462 Fax: (604) 681-0180
Website: www.whiteknightres.com E-Mail: info@whiteknightres.com

Drilling Program Completed at Gold Pick Project, Nevada

Vancouver, British Columbia – White Knight Resources Ltd. (TSXV – WKR)
February 15, 2006

White Knight Resources Ltd. (the “Company”) announces results from the second half of the 2005 drilling program at its wholly owned Gold Pick Project, Nevada. The program consisted of 19 reverse-circulation drill holes for a total of 3,554 metres (11,700 ft). Assay results from the second half of the program (9 holes totaling 1,731 metres/5,680 feet) are shown in the following table.

Drill Hole	From (metres)	To (metres)	Intercept (metres)	Intercept (feet)	Au (g/t)	Au (opt)
GPQ-11	117.3	123.4	6.1	20	1.30	0.033
GPQ-12	123.4 140.2 147.8 196.6	129.5 143.3 150.9 205.7	6.1 3.0 3.0 9.1	20 10 10 30	1.06 0.89 0.82 0.58	0.031 0.026 0.024 0.107
GPQ-13					NSV	NSV
GPQ-14					NSV	NSV
GPQ-15	155.4	160.0	4.6	15	0.41	0.012
GPQ-16	160.0	167.6	7.6	25	2.84	0.083
incl	161.5	164.6	3.0	10	5.48	0.160
GPQ-17					NSV	NSV
GPQ-18	Hole lost – redrilled as GPQ-19
GPQ-19					NSV	NSV
  true widths are not known
  NSV = no significant values

Holes GPQ-11 and GPQ-12 were drilled along the northeast extension of the feeder fault for the gold mineralization in Gold Pick East. Mineralization remains open in this direction. Hole GPQ-16 was a 30 metre (100 ft) offset to the south of hole GPQ-6, which contained 9.1 metres (30 ft) grading 2.11 g/t (0.062 opt) gold including 1.5 metres (5 ft) grading 7.88 g/t (0.23 opt) gold. Hole 16 established the width and continuity of the southwest extension of the feeder zone, more than 180 metres (600 ft) southwest of the resource boundary. The fence of barren holes drilled along the haul road west of holes GPQ-6 and 16 indicates that the mineralized zone extends to the south of the road, where new road construction will be required for further drilling.

News Release
Dated February 15, 2006

This drill program was designed to expand the known gold mineralization at Gold Pick beyond the designed pit limits. It achieved that objective and, as a consequence, the Company plans a 25-hole drilling program for the 2006 field season. A three-dimensional computer model will be used to assist in exploration drill hole targeting.

Quality Control

The Company employs a Quality Control program consisting of re-assaying of both mineralized (>0.010 oz/ton gold) and randomly selected coarse reject samples, insertion of coarse standard samples, and assaying of both random and mineralized duplicate drill samples though an umpire laboratory (BSI Inspectorate of Sparks, NV). Drill-cuttings samples for holes GPQ 11-17 were bagged, sealed and shipped directly to American Assay Laboratories in Sparks, Nevada for preparation and analysis. Hole GPQ-19 was assayed by BSi Inspectorate with check assays performed by ALS Chemex. All samples were analyzed for gold and silver by fire-assay technique.

About White Knight Resources Ltd.

White Knight is an exploration company active in finding and exploring mineral prospects. The Company has been exploring Nevada since 1993 and currently controls the second largest land holding in the Cortez Trend. Its property portfolio includes 18 properties (over 60,000 acres), sixteen of which are located in the Cortez Trend. A drill program of 70,000+ feet has been recently complete. The Company anticipates a similar program for 2006.

The Company has re-filed 43-101 technical reports on its Fye and New Pass properties. To view the reports, please visit www.sedar.com.

This news release was reviewed and the contents have been verified by Gordon P. Leask, P.Eng., Director of the Company and a Qualified Person as defined by National Instrument 43-101 (Standards of Disclosure for Mineral Projects).

On behalf of the Board of Directors,

"Gordon P. Leask"

Gordon P. Leask, P.Eng.
Director

For more information please visit our website at www.whiteknightres.com or contact Kareen McKinnon at (604) 681-4462.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.